Filed pursuant to Rule 433

Registration No. 333-183099

Dated June 4, 2013

FINAL TERM SHEET

Floating Rate Senior Notes Due 2014

Issuer:	Baxter International Inc.

Ratings (Moody’s / S&P / Fitch):	A3 (stable) / A (stable) / A (negative watch)

Format:	SEC Registered

Ranking:	Senior Notes

Offering Size:	$500,000,000

Trade Date:	June 4, 2013

Settlement Date:	June 11, 2013 (T+5)

Maturity:	December 11, 2014

Interest Reset and Payment Dates:	Quarterly on each 11th of March, June, September and December

First Pay Date:	September 11, 2013

Spread to LIBOR:	17 bps

Designated LIBOR Page:	Reuters Screen LIBOR01 Page

Index Maturity:	3 month LIBOR

Interest Determination Date:	The second London Banking Day preceding the first day of such interest period

Issue Price:	100.000%

Day Count Basis:	Actual / 360

Optional Redemption:	None

Special Mandatory Redemption:	In the event the Company does not complete the acquisition of Gambro AB on or prior to March 17, 2014 or the related share purchase agreement is terminated at any time prior thereto, the Company will redeem all the notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest from the date of initial issuance to but excluding the special mandatory redemption date (subject to the rights of holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date).

Minimum Denomination:	$2,000 x $1,000

CUSIP / ISIN:	071813 BK4 / US071813BK45

Joint Bookrunners:	J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
RBS Securities Inc
UBS Securities LLC

Senior Co-Managers:	Barclays Capital Inc.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.

Co-Managers:	TD Securities (USA) LLC
BNY Mellon Capital Markets, LLC
Danske Markets Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it. In the case of J.P Morgan Securities LLC, you may request the prospectus by contacting J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, telephone: (212) 834-4533 or by facsimile: (212) 834-6081; in the case of Citigroup Global Markets Inc., you may request the prospectus by contacting Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146, or email: batprospectususdept@citi.com; in the case of Merrill Lynch, Pierce, Fenner & Smith Incorporated, you may request the prospectus by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 11th Floor, New York, NY 10038, Attention: Prospectus Department, telephone: 1-800-294-1322, or email: dg.prospectus_requests@baml.com.